Exhibit 99.1

InflaRx Full Year 2017 Financial & Operating Results

IFX-1 Positive Phase IIa data in Hidradenitis Suppurativa (HS) patients
US$136 million Series D & Nasdaq IPO financings
U.S. IND opened, international Phase IIb initiated for IFX-1 in HS patients
Strong cash position with approx. US$148 million (€123 million) at end of 2017

Jena, Germany, 29 March 2018 – InflaRx (Nasdaq: IFRX), a biopharmaceutical company developing innovative therapeutics to treat life-threatening inflammatory diseases by targeting the complement system, a key component of the innate immune system, announced today financial results for the year ended December 31, 2017.

“2017 has been a transformational year for InflaRx, highlighted by multiple achievements in our pipeline and completion of two important financings that will fuel future development of our key therapeutic candidates,” said Prof. Niels C. Riedemann, Chief Executive Officer. “Specifically, we demonstrated efficacy with our lead product, IFX-1, in a phase IIa clinical trial to treat Hidradenitis Suppurativa (HS), and completed a US$55 million private financing in October, followed by a successful US$106 million Nasdaq IPO in November. These financings provide the resources we need to drive our pipeline forward.”

In January 2018, the U.S. Food and Drug Administration approved the IND application for IFX-1, a complement C5a inhibitor, in HS. Subsequently, InflaRx initiated phase IIb clinical testing in HS patients, and top-line data from this trial are anticipated during the first half of 2019. In 2018, the Company plans to initiate additional phase IIb clinical development of IFX-1 in antineutrophil cytoplasmic autoantibodies (ANCA)-associated vasculitis (AAV) and in another autoimmune or inflammatory indication.

2017 Corporate highlights

•	In September 2017, the company announced positive topline data from an exploratory Phase IIa clinical trial with lead compound IFX-1, a first-in-class anti-human complement factor C5a monoclonal antibody, in patients suffering from moderate to severe Hidradenitis Suppurativa (HS), a painful, chronic and debilitating inflammatory skin disease. Assessment of the efficacy, measured by the validated and clinically relevant Hidradenitis Suppurativa Clinical Response (HiSCR) score, demonstrated a response rate of 75% (nine out of twelve patients) at the end of the treatment period and 83% (ten out of twelve) at the end of the twelve-week follow up period.

•	In October 2017, InflaRx successfully closed a Series D financing and investment round of US$55 million. The round was co-led by Bain Capital Life Sciences LP, Cormorant Asset Management LLC, RA Capital Management LLC, and complemented by Black Rock.

•	In November 2017, InflaRx raised US$106 million in its Nasdaq IPO (incl. green shoe). J.P. Morgan, Leerink Partners and BMO Capital Markets acted as lead managers.

•	On February 6, 2018, InflaRx appointed Tony Gibney to its Board of Directors. Mr. Gibney was a life sciences-focused investment banker for 23 years at Leerink Partners, Merrill Lynch, and Lehman Brothers.

2017 Financial highlights

Cash and cash equivalents totaled €123.3 million as of December 31, 2017 compared to €29.1 million as of December 31, 2016. This increase was primarily attributable to the completion of InflaRx’ initial public offering of its common shares in November 2017 and the exercised green shoe in December 2017, as well as the primary portion of the Series D financing executed in October 2017.

Net cash used in operating activities increased from €5.0 million in the year ended December 31, 2016 to €12.2 million in the year ended December 31, 2017, mainly due to the increase of cash expenses for research and development, such as third-party expenses for manufacturing and clinical trials attributable to InflaRx’ lead program IFX-1 and personnel expenses.

Research and development expenses increased by €9.1 million to €14.4 million in the year ended December 31, 2017 from € 5.3 million for the year ended December 31, 2016. This increase is primarily attributable to a €5.1 million increase in CRO and CMO expenses for IFX-1 in connection with the preparation of the Phase IIb clinical trial in patients with HS and the Phase II clinical trial in patients with AAV and to a €3.4 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation.

General and administrative expenses increased by €3.3 million to €5.1 million for the year ended December 31, 2017, from €1.8 million for the year ended December 31, 2016. This increase is primarily attributable to a €1.8 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation. Legal, consulting and audit fees and other expenses increased by €1.0 million, which is mainly attributable to expenses incurred in connection with the IPO and Nasdaq listing.

Finance costs (net) increased by €2.8 million to €4.8 million for the year ended December 31, 2017, from €2.0 million for the year ended December 31, 2016. This increase is mainly attributable to interest expense on outstanding preferred shares issued in the Series C financing, which increased by €0.4 million to €2.2 million for the year ended December 31, 2017, from €1.8 million for the year ended December 31, 2016; and unrealized foreign exchanges losses which increased by €2.4 million to €2.4 million for the year ended December 31, 2017.

Net loss for the year 2017 was €24.2 million or €2.6 per common share, compared to €8.9 million or €3.8 per common share for the year 2016.

Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2017 and “Item 5. Operating and Financial Review and Prospects,” which will be included in InflaRx’s Annual Report on Form 20-F as filed with the SEC.

InflaRx N.V. and subsidiary

Consolidated statements of comprehensive loss for the years ended December 31,

in € thousand	2016	2017

Other income and expenses (net)	231	108
Research and development expenses	(5,278)	(14,415)
General and administrative expenses	(1,844)	(5,138)
Loss before interest and income taxes	(6,891)	(19,445)
Finance income	1	130
Finance costs	(2,049)	(4,923)
Finance costs (net)	(2,048)	(4,793)
Loss before income taxes	(8,939)	(24,238)
Income taxes	0	0
Loss for the period	(8,939)	(24,238)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating
foreign operations	1	0
Other comprehensive income for the period	1	0

Total comprehensive loss	(8,938)	(24,238)

Loss per common share in € (basic/diluted)	(3.8)	(2.6)

InflaRx N.V. and subsidiary

Consolidated statements of financial position as of December 31,

in € thousand	2016	2017

ASSETS

Non-current assets
Intangible assets	5	41
Laboratory and office equipment	131	173
Financial assets	1	20
Total non-current assets	137	234

Current assets
Other assets	264	696
Cash and cash equivalents	29,117	123,282
Total current assets	29,381	123,979

Total assets	29,518	124,213

EQUITY AND LIABILITIES

Equity
Issued capital	31	2,858
Other reserves	1,685	167,864
Accumulated deficit	(27,055)	(51,293)
Own shares	(350)	0
Total equity	(25,689)	119,429

Non-current liabilities
Preferred shares	53,440	0
Deferred income	19	15
Provisions	2	2
Total non-current liabilities	53,461	17

Current liabilities
Trade payables	1,534	4,464
Other liabilities, provisions	212	302
Total current liabilities	1,746	4,767

Total equity and liabilities	29,518	124,213

InflaRx N.V. and subsidiary

Consolidated statements of changes in equity for the years ended December 31,

				Other reserves
in € thousand	Note	Issued capital	Capital reserve	currency translation	share-based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2016		31	0	9	807	(18,116)	(350)	(17,619)

Comprehensive loss
Loss for the period		0	0	0	0	(8,939)	0	(8,939)
Total comprehensive loss		0	0	0	0	(8,939)	0	(8,939)

Recognition of equity-settled share-based payments	13				868			868
Balance as of December 31, 2016 /January 1, 2017	12	31	0	9	1,675	(27,055)	(350)	(25,690)

Comprehensive loss
Loss for the period		0	0	0	0	(24,238)	0	(24,238)
Total comprehensive loss		0	0	0	0	(24,238)	0	(24,238)

Recognition of equity-settled share-based payments	13	0	0	0	4,550	0	0	4,550

Issue of share capital
Issued shares	12	848	90,055					90,904
Transaction costs	12	0	(9,115)	0	0	0	0	(9,115)
Total issue of share capital		848	80,941	0	0	0	0	81,789

Liquidation of a subsidiary				(9)				(9)

Reorganization	12	1,979	80,698				350	83,026
Balance as of December 31, 2017	12	2,858	161,639	0	6,226	(51,293)	0	119,429

InflaRx N.V. and subsidiary

Consolidated statements of cash flows for the years ended December 31,

in € thousand	2016	2017
Cash flow from Operations
Loss before income taxes	(8,939)	(24,238)
Reconciliation from result before taxes to net cash flows
Depreciation/amortization of intangible assets, laboratory and office equipment	33	71
Share based payment expense	868	4,550
Finance Income	(1)	(130)
Finance costs	2,049	4,923
other non-cash adjustments	(2)	24
Change in Provisions and Government Grants	(136)	(71)
Working capital adjustments
Change in Trade payables and other liabilities	1,442	3,086
Change in other assets	(96)	(433)
Interest received	(0)	66
Interest paid	(212)	0
Cash flow from Operations	(4,992)	(12,152)
Cash flow from investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(53)	(149)
Cash outflow for the investment in non-current financial assets	0	(19)
Net cash flows used in investing activities	(53)	(167)
Financing activities
Proceeds from issuance of stock	0	90,904
Transaction cost from issuance of stock	0	(9,115)
Proceeds from issuance of preferred shares	30,993	27,069
Share issue costs paid	(133)	(56)
Net cash flows from/(used in) financing activities	30,860	108,801
Effect of exchange rate changes	1	(2,317)
Change in cash and cash equivalents	25,815	94,165
Net change in cash and cash equivalents	25,815	94,165
Cash and cash equivalents at beginning of period	3,302	29,117
Cash and cash equivalents at end of period	29,117	123,282

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has demonstrated control of the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development that has, to date, successfully completed three clinical Phase II studies. In total, more than 150 patients have so far been treated with IFX-1, which was well tolerated. IFX-1 is currently being developed for different inflammatory indications.

InflaRx N.V. (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and in Munich, Germany. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V. Prof. Dr. Niels C. Riedemann Chief Executive Officer info[at]inflarx.de +49-3641-508180	Arnd Christ Chief Financial Officer info[at]inflarx.de +49-89-4141897821

Investor Relations LifeSci Advisors Hans Herklots hherklots[at]lifesciadvisors.com +41 79 598 7149

Media US LifeSci Public Relations Matt Middleman, M.D. matt[at]lifescipublicrelations.com +1 646 627 8384	Media Europe MC Services AG Katja Arnold katja.arnold[at]mc-services.eu +49 89 210 228 40

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.